                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For the month of
                                    July 2000

                     Sapiens International Corporation N.V.
                 (translation of registrant's name into English)


                              c/o Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                          Curacao, Netherlands Antilles
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                               Form 20-F  X   Form 40-F
                                         ---            ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                     Yes      No  X
                                          ---    ---

July 31, 2000


The Nasdaq Stock Market
1735 K Street, N.W.
Washington, DC 20006
USA

Dear Sirs:

Enclosed please find the following press releases filed herewith under cover of Form 6-K (one manually signed and seven conformed copies) for Sapiens International Corporation N.V.

Sapiens' eZoneXchange.com and Emptoris Form Strategic Relationship to Provide Integrated B2B Solutions

Sapiens to Conduct Comprehensive Euro Impact Analysis for Prudential

Ge-BE and Sapiens Sign Broad Partnership Agreement

Air France and Sapiens Sign Multi-Year Master Services Agreement

Liverpool Victoria Chooses Sapiens to Develop Web-Enabled Life Insurance Administration Solution Valued at $8 Million

Sapiens International Announces Second Quarter Results Including Record Project Order Entry of $24 Million


These documents have been filed simultaneously with the Securities and Exchange Commission.

Respectfully,


Steve Kronengold
General Counsel

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Sapiens International Corporation N.V.
                                                 (Registrant)




Date: July 31, 2000                             By: /s/ Steve Kronengold
                                                   ---------------------------
                                                   Steve Kronengold
                                                   General Counsel

[LOGO]

          FOR ADDITIONAL INFORMATION
          Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer         Lippert/Heilshorn &
          Sapiens International           Associates Inc.
          Tel:  +1-877-554-2426           Tel: +1-212- 838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com
                  -------------------             -------------

              SAPIENS TO CONDUCT COMPREHENSIVE EURO IMPACT ANALYSIS
                                 FOR PRUDENTIAL

Research Triangle Park, NC--July 10, 2000--Sapiens International Corporation N.V (NASDAQ: SPNS), a global e-business solutions provider, today announced that Prudential Retail Financial Services, the UK financial services giant, has selected Sapiens to implement a comprehensive euro impact analysis project. At the customer's request, terms of the agreement were not disclosed.

This project follows the successful implementation of a pilot phase in which Sapiens demonstrated its EuroMigration(TM) solution's capabilities within the Prudential operating environment. The project, which is aimed at preparing Prudential for future transition to the euro, will enable the company to react quickly and cost-effectively should the UK government join the EMU.

Commenting on the project, Mr. Oliver Tunstall, Euro Programme Manager at Prudential, said: "We chose Sapiens because they were able to demonstrate that they have a comprehensive, end-to-end solution that meets the conversion requirements of a large and complex business."

Mr. Yair Spitzer, Vice President, Sapiens UK, added: "We are delighted that a company of Prudential's stature has joined our growing list of EuroMigration clients. This project demonstrates that UK companies, along with their European counterparts, are evaluating the implications of the euro more aggressively than in the past. We are committed to providing our clients with leading-edge solutions in the field of euro conversion and e-business."

About Prudential

Prudential's UK Retail insurance operations comprise three businesses:

Prudential Retail Financial Services (PRFS), Prudential Annuities and Retail IFA. It provides high quality advice to customers requiring a broad range of financial products including life insurance, pensions and savings plans.

     KEY FACTS

     o Prudential RFS employs around 10,000 people in the UK, including a 1,900 strong direct sales force.

     o Prudential RFS has six million customers in the UK, one in six of the adult population.

     o Prudential Annuities is the market leader in the UK pension annuity industry with over 700,000 customers and sales in excess of (pound)2 billion.

     o        There are 7.1 million Prudential life policies in force in the UK.

     o        Prudential RFS is one of Britain's biggest pensions provider with
              1.6 million personal pension contracts.

     o        Prudential RFS provides retail general insurance cover for around
              1.7 million homes.

     o Prudential RFS also sells banking products for Prudential Banking and mortgage sales exceeded (pound)600 million in 1999.


About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                       ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

        FOR ADDITIONAL INFORMATION
        Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
        Chief Financial Officer         Lippert/Heilshorn &
        Sapiens International           Associates Inc.
        Tel:  +1-877-554-2426           Tel: +1-212- 838-3777
              +972-8-938-2701
        E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com
                -------------------             -------------


        AIR FRANCE AND SAPIENS SIGN MULTI-YEAR MASTER SERVICES AGREEMENT
                    Agreement Automatically Renewed Annually

Research Triangle Park, NC--July 19, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced the signing of a multi-year "preferred provider" contract with Air France. This contract was awarded following three successful euro migration projects in which Sapiens demonstrated its EuroMigration(TM) capabilities.

Renewed automatically on an annual basis, the scope of the contract is extensive with a comprehensive list of services for large-scale, mission-critical project implementation such as technical support and consulting, maintenance, as well as project management, application development and re-engineering.

In its trademark strategy of "establishing partnerships to build sustainable competitive advantage with its clients," Sapiens has aligned its resources with Air France's IT and Telecommunication General Management. Two full-time consultants were installed - one to address operational and strategic issues, the other to handle various IT needs -- and in addition, a joint IT Planning Committee was established to review, on a monthly basis, the strategic and tactical deployment of IT solutions and services. Presentations of Sapiens' eMerge(TM) solution - Sapiens' comprehensive e-business transitioning solution - to provide Air France with e-business capabilities have already been planned.

Commenting on this contract, Mr. Andre Gigandet, IT Purchasing Manager of Air France, said: "We chose Sapiens as a privileged contractor due to their ability to understand and answer quickly Air France's IT needs"

Mr. Saadia Essoudry, Vice President, Sapiens France, added: "We are proud of and honored by Air France's confidence in us, and are committed to developing our relationship to ensure Air France's continued business success. Instead of a "project-by-project" approach, we prefer to develop relationships and get immersed in our client's technical and business strategy. This contract provides us that opportunity. And as the Internet becomes increasingly strategic, we can engage early, reduce uncertainty and risk, and thereby assist Air France in responding quickly to the evolving e-business environment."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                                                          [LOGO]

                                               FOR ADDITIONAL INFORMATION
Tedd Rodman                     Rob Morton for Emptoris       Lauri Hanover                 John W. Heilshorn, Jr./Jody
                                                                                            Burfening
                                                              Chief Financial Officer       Lippert/Heilshorn &
Emptoris, Inc                   PAN Communications            Sapiens International         Associates Inc.
Tel:  +781-993-9212             Tel:  +978-474-1900           Tel:  +1-877-554-2426         Tel: +1-212- 838-3777
                                                                    +972-8-938-2701
E-mail: trodman@emptoris.com    E-mail: rmorton@pancomm.com   E-mail: lauri.h@sapiens.com   E-mail: john@lhai.com
        --------------------            -------------------           -------------------           -------------

              SAPIENS' EZONEXCHANGE.COM AND EMPTORIS FORM STRATEGIC
                RELATIONSHIP TO PROVIDE INTEGRATED B2B SOLUTIONS

       Companies to Jointly Market Emptoris' ePASS and eZoneXchange.com's
                     eFulfillment and Integration Solutions

Research Triangle Park, NC and Burlington, Mass.--July 10, 2000-- Sapiens International Corporation (NASDAQ: SPNS) and its subsidiary, eZoneXchange.com, a provider of eFulfillment and integration solutions to B2B eMarketplaces, and Emptoris, Inc., the leading provider of strategic B2B e-commerce solutions for net market makers and the Global 2000, today announced the formation of a strategic relationship. The companies will jointly market and sell integrated solutions designed to automate and optimize the procurement and fulfillment processes for sophisticated B2B exchanges.

Under the terms of the agreement, Emptoris will provide Sapiens' eZoneXchange.com customers with access to ePASS, a web-based procurement software solution that extends beyond single item simplistic transactions to enable strategic sourcing of direct materials and services over the Internet. In return, eZoneXchange.com's eFulfillment Logistics Commerce Hub and integration solutions will be offered to Emptoris' Global 2000 customers who require full In Transit Visibility through the supply chain process.

"Offering our eMarketplace customers the power to process complex RFPs and RFQs via Emptoris ePASS, integrated with eZoneXchange.com's eFulfillment Logistics Commerce Hub, provides one of the most complete B2B e-commerce platforms available today," said Yuda Doron, CEO of eZoneXchange.com. "The relationship between eZoneXchange.com and Emptoris will redefine the functionalities of today's net markets."

"Software integration is a major concern for net market makers deploying B2B initiatives," said Avner Schneur, President and CEO, Emptoris. "ePASS is designed to be easily integrated with other software solutions to provide B2B exchanges with the most advanced e-procurement technology. The combination of ePASS and eZoneXchange.com's eFulfillment Logistics CommerceHub and integration solutions will provide our customers with a total B2B platform, and give them the confidence that the solutions they are buying will be seamlessly integrated and supported by dedicated organizations."

As transactions conducted through B2B e-marketplaces increase, and as participants require greater complexity in RFQ/RFP processing, organizations are seeking sophisticated optimization engines which fully integrate with their existing software systems. To answer these demands, Emptoris' ePASS provides both buying and selling professionals with the information and decision support they need to carry out sophisticated strategic sourcing activities online. Utilizing mathematical algorithms and highly customizable business rules, ePASS is able to effectively match buyers with the suppliers best able to meet the requirements of the RFQ/RFP. The combination of Emptoris' ePASS and eZoneXchange.com will offer e-marketplace users full visibility of purchasing data throughout the supply chain execution process and will fulfill the increasingly complex needs of today's net markets.

About eZoneXchange.com/Sapiens International Corporation

eZoneXchange.com is a subsidiary of Sapiens International Corporation N.V. eZoneXchange.com is an eNet Market Technology Company, which focuses on eFulfillment for B2B eMarketplaces. The company specializes in two areas: "hard eFulfillment", by providing the technological infrastructure and services to solve inefficiencies in the transportation and logistics processes, as well as "soft eFulfillment," which enables financial institutions to support their communities/markets.

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

You are invited to visit us on the World Wide Web at www.sapiens.com.

About Emptoris, Inc.

Emptoris, Inc. is the leader in strategic B2B e-commerce solutions for net markets and Global 2000 companies. Emptoris' real world procurement platform, ePASS(TM), extends beyond single item simplistic transactions to enable strategic sourcing of direct materials and services over the Internet. ePASS' customizable business rules, intelligent workflow and advanced decision support technology allows Emptoris' partners and customers to rapidly deploy industry specific e-marketplace solutions, build collaborative buyer-seller relationships and quickly optimize multifaceted purchasing decisions.

Emptoris is a privately held company and is an Internet Capital Group (Nasdaq:
ICGE) Partner Company. The Company is headquartered in Burlington, Massachusetts. For additional information, please visit the Company's Web site at www.emptoris.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings

[LOGO]                                                                   [LOGO]

          FOR ADDITIONAL INFORMATION
          Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer         Lippert/Heilshorn &
          Sapiens International           Associates Inc.
          Tel:  +1-877-554-2426           Tel: +1-212- 838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com


               Ge-BE AND SAPIENS SIGN BROAD PARTNERSHIP AGREEMENT
              To Jointly Market e-Business and Insurance Solutions

North Point, Hong Kong and Research Triangle Park, NC--July 18, 2000--Global e-Business Enabler Ltd. ("Ge-BE") and Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced an agreement to jointly market their combined skills to implement comprehensive e-business and insurance solutions.

With the rapidly emerging Asia-Pacific e-business market, the agreement between Ge-BE and Sapiens is well-timed in offering significant advantages to e-business enterprises in the region. The combination of Ge-BE's consulting expertise and Sapiens' quality eMerge solutions, such as eMerge Insure, creates powerful capabilities that span from strategic planning and management consulting to the functional as well as technical implementation of e-business and web-enabled insurance projects. The partnership's joint expertise will offer a comprehensive suite of strategy and business transformation, methodology, technologies and IT experience to address the needs of the emerging e-marketplace.

E-business and insurance projects are typically implemented on an enterprise-wide basis and demand flexibility and fast time-to-market in order to preserve--or enhance--the client's competitive advantage. These projects, which involve functional modifications to business and economic models, as well as technical changes to IT systems, require strong IT management and solution methodologies and technologies. The joint Ge-BE-Sapiens offering addresses each of these needs in compelling fashion.

Commenting on the alliance, Mr. Andrew So, Ge-BE's Chief Executive Officer, stated: "In today's dynamic e-marketplace, there is a need to integrate numerous systems to work harmoniously. Sapiens eMerge, a comprehensive solution for the transition to e-business, is ideal for building complex e-business systems and leveraging organizations' IT systems to the web. This ensures that systems with different information flows will work reliably and effectively in full synchronicity, while maintaining system flexibility and facilitating rapid changes as required by today's business market." Ge-BE's Chief Operating Officer, Mr. Stephen Tam, added: "The partnership between Ge-BE and Sapiens will enable us to offer high-quality, comprehensive solutions to meet the e-business and insurance markets' needs."


Arie Rochman, Vice President, Sapiens Asia-Pacific, added: "We are delighted to join forces with Ge-BE with the common goal of offering enhanced e-business solutions and services to the Asia-Pacific region. Sapiens views Ge-BE as a strategic partner in the expanding Asia-Pacific market. This partnership greatly broadens our project capabilities and market reach in the region and enables us to increase the benefits we provide to our customers. We look forward to a long and productive relationship with Ge-BE."

About Global e-Business Enabler Ltd.

Global e-Business Enabler Limited (Ge-BE) is a subsidiary of Hong Kong-listed Computer And Technologies Holdings Limited (C&T). Ge-BE's core business is the development and delivery of advanced, integrated e-business solutions. Ge-BE's main thrust is to provide project implementation, consulting and professional services to transform our customers into full- fledged e-business organizations. Working in collaboration with leading international technology partners, Ge-BE delivers high-quality applications implementation services focusing on e-Business enablement for large corporations. With strong technical expertise and extensive experience in e-business enabling technologies, Ge-BE will continue to develop and operate IT services through various levels of e-commerce solutions.

You are invited to visit us on the World Wide Web at http://www.ge-be.com.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

          FOR ADDITIONAL INFORMATION
          Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer         Lippert/Heilshorn &
          Sapiens International           Associates Inc.
          Tel:  +1-877-554-2426           Tel: +1-212- 838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com
                  -------------------             -------------

         LIVERPOOL VICTORIA CHOOSES SAPIENS TO DEVELOP WEB-ENABLED LIFE
             INSURANCE ADMINISTRATION SOLUTION VALUED AT $8 MILLION

      Sapiens eMerge-Based Solution to Dramatically Improve Administrative Efficiencies While Migrating Existing Data to a Web-Enabled Environment

Research Triangle Park, NC--July 26, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that Liverpool Victoria Friendly Society, one of the United Kingdom's leading suppliers of insurance and financial services, has selected Sapiens to implement a web-enabled insurance administration solution valued at $8 million. This project is an extension of the IT relationship between Liverpool Victoria and Sapiens UK, which already implemented a successful, mission-critical solution for Liverpool Victoria in an unrelated business area.

The purpose of the current project is to replace an outdated suite of life insurance administration systems involving over 3.5 million life insurance policies. The existing systems are expensive to maintain, induce operational inefficiencies and are unable to support Liverpool Victoria's desired levels of customer service. The Sapiens two-step solution involves the migration of all existing data to an IBM, web-enabled environment, and the development of a fully integrated, dynamic life insurance administration application known as Life Lite. The entire project is scheduled for completion within a short time scale of twenty-one months due to Sapiens's rapid application development technologies and methodologies.

Sapiens's eMerge solution, coupled with its expert IT consultants, will enable Liverpool Victoria to streamline its business processes. The new solution will offer one-stop process execution, reduced training needs and costs, greater transactional throughput, better management information, improved reliability and improved financial control. During the entire project, Sapiens' consultants will be working hand-in-hand with Liverpool Victoria's business management to review current administrative practices and redefine processes in order to take full advantage of the new web-enabled environment.

Commenting on the project, Mr. Peter Munday, Head of Customer Services (Life) and Project Sponsor, said: "We selected Sapiens for this mission-critical project because of its proven ability to develop the highest caliber of large scale, web-enabled systems quickly and cost-effectively. We are equally impressed with the expertise and dedication of the Sapiens project team, and their understanding of our critical business needs."

Mr.Yair Spitzer, Vice President, Sapiens UK, added: "We are delighted to expand our relationship with Liverpool Victoria through this cutting-edge project. This is a classic example of the operational efficiencies and cost reduction that we can help our customers achieve with our eMerge solution. We are dedicated to the success of this project and will expend every energy to help Liverpool Victoria achieve competitive advantage."

About Liverpool Victoria

Liverpool Victoria is the UK's largest Friendly Society. It manages over $8.1B of assets for its 2 million members and customers. It provides a wide range of products and services in Life, General Insurance and Banking Credit.

It is one of the largest direct insurers in the country. Also it is one of the financially strongest life offices in the country and consistently tops performance tables covering all terms of life cover up to 25 years.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

          FOR ADDITIONAL INFORMATION
          Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer         Lippert/Heilshorn &
          Sapiens International           Associates Inc.
          Tel:  +1-877-554-2426           Tel: +1-212- 838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com
                  -------------------             -------------

             SAPIENS INTERNATIONAL ANNOUNCES SECOND QUARTER RESULTS
              INCLUDING RECORD PROJECT ORDER ENTRY OF $24 MILLION

           Order Entry Mix Includes eMerge and euroMigration Projects

Research Triangle Park, N.C.--July 26, 2000 --Sapiens International Corporation N.V. (Nasdaq NM: SPNS), a global e-business solution provider, today announced unaudited results of operations for the second quarter and six months ended June 30, 2000.

Revenues in the second quarter of 2000 rose to $22.7 million from $22.1 million in the second quarter of 1999. Year-to-date revenues were $44.1 million compared with $43.6 million for the same period last year. Product revenues in the second quarter climbed 36% to $14.5 million from $10.7 million a year ago. Consulting and other services revenue declined 29% to $8.2 million from $11.5 million in the second quarter of last year. Revenues in Europe rose 17% to $17.1 million and sales in Asia-Pacific doubled to reach $2.3 million while sales in North America declined 47% from the second quarter of last year.

Consolidated operating loss in the second quarter was $1.5 million compared with an operating profit of $3.4 million in the second quarter of 1999. For the first six months of the year, operating loss was $3.8 million compared with an operating profit of $6.6 million in the same period last year. Consolidated net loss in the second quarter was $1.2 million, or $0.05 per share on a diluted basis, compared with net income of $3.6 million, or $0.15 per share on a diluted basis, in the second quarter of 1999. Net loss for the first six months was $3.4 million, or $0.16 per share on a diluted basis, compared with a net income of $6.8 million, or $0.28 per share on a diluted basis, in the same period last year.

Commenting on the results, Dani Falk, Chief Executive Officer said, "We are very encouraged by the results of the second quarter which included new project order entry at an all-time high of $24 million. Orders with new and existing customers included several large euro projects and Web-enablement solution projects based on our eMerge offering. In this line of business, we closed three new projects in the United States and, in the United Kingdom, we were awarded our largest development project in the history of the Company. This project involves the implementation of a Web-based life insurance administration solution.

"Naturally, record levels of new order entry brings with it delivery challenges. We are in the process of implementing over 30 large-scale projects concurrently, which has demanded a shifting of consulting personnel to these projects. This has resulted in a drop-off in our traditional time and material consulting revenues this quarter. We plan to continue investing in the recruitment and training of our very talented professional team. In the long run, today's investment will lead to future growth and enhanced project expertise.

 "As we have stated, this is a year of investment in our long term future. The record level of new orders shows that our strategy is right on target. It is also important to note that our existing customers have awarded us follow-on projects in different business areas. These customers include Air France, Liverpool Victoria, Axa and National Australia Group. This fits with our long term strategy of gaining the confidence of our customers and expanding our relationships into new business areas. New customers that have awarded us business this quarter include Prudential, Barclays, ATP, Fun-Tees and Surplus Line Association."

About Sapiens:

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations

You are invited to visit us on the World Wide Web at http://www.sapiens.com
                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)



                                                        For the three months ended           For the six months ended
                                                     ----------------------------------   --------------------------------
                                                        6/30/2000          6/30/1999        6/30/2000         6/30/1999
                                                     ----------------    --------------   ---------------   --------------
                                                       (Unaudited)         (Unaudited)     (Unaudited)       (Unaudited)
Revenues
Products                                                  $   14,506           $10,673         $  25,646          $21,210
Consulting and other services                                  8,199            11,469            18,481           22,418
                                                     ----------------    --------------   ---------------   --------------
Total revenues                                                22,705            22,142            44,127           43,628
                                                     ----------------    --------------   ---------------   --------------

Cost of revenues
Products                                                       5,607             3,904            10,147            7,618
Consulting and other services                                  6,184             6,989            13,316           13,489
                                                     ----------------    --------------   ---------------   --------------
Total cost of revenues                                        11,791            10,893            23,463           21,107
                                                     ----------------    --------------   ---------------   --------------

Gross Profit                                                  10,914            11,249            20,664           22,521

Expenses
Research and development, net                                  2,168             1,057             4,394            2,476
Selling, general and administrative                            9,928             6,572            19,559           13,176
Amortization of goodwill                                         272               212               546              289
                                                     ----------------    --------------   --------------------------------

Operating Income/(Loss)                                      (1,454)             3,408           (3,835)            6,580

Financial income/(expenses), net                                 120               105             (222)              361
Other income/(expenses), net (a)                                 131                71               625            (188)
                                                     ----------------    --------------   ---------------   --------------

Net Income/(Loss)                                         $  (1,203)           $ 3,584         $ (3,432)          $ 6,753
                                                     ================    ==============   ===============   ==============

Preferred stock dividend                                        (26)             (105)              (90)            (210)
                                                     ----------------    --------------   ---------------   --------------

Net income/(loss) to common shareholders                  $  (1,229)           $ 3,479         $ (3,522)          $ 6,543
                                                     ================    ==============   ===============   ==============

Basic earnings/(loss) per share                           $   (0.05)           $  0.17         $  (0.16)          $  0.32
                                                     ================    ==============   ===============   ==============
Diluted earnings/(loss) per share (b,c)                   $   (0.05)           $  0.15         $  (0.16)          $  0.28
                                                     ================    ==============   ===============   ==============

Weighted average shares used to compute:
Basic earnings/(loss) per share                               22,536            20,741            22,226           20,543
Diluted earnings/(loss) per share (b)                         22,536            24,442            22,226           24,208


Note a: Includes other expenses, taxes and minority interest b: Due to the net loss in 2000 the inclusion of dilutive securities would be antidilutive.
        c: For the computation of diluted earnings per share in 1999, net income is reduced by the preferred stock dividend only when inclusion would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)



                                                          6/30/2000               12/31/1999
                                                       ----------------       -------------------
                                                         (Unaudited)              (Audited)
Assets

       Cash                                                   $ 17,943                   $ 8,735
       Short-term investments                                    8,128                     8,055
                                                       ----------------       -------------------
                                                                26,071                    16,790
       Trade receivables                                        33,175                    31,943
       Other current assets                                      7,200                     7,118
                                                       ----------------       -------------------
       Total current assets                                     66,446                    55,851
                                                       ----------------       -------------------

       Property and equipment, net                               5,363                     5,207
       Other assets                                             29,947                    24,047

                                                       ----------------       -------------------
Total assets                                                  $101,756                   $85,105
                                                       ================       ===================

Liabilities and shareholders' equity

       Short-term loans and current maturities
          of long-term debt                                   $ 11,222                   $ 3,657
       Trade payables                                            2,929                     3,495
       Other liabilities and accrued expenses                   14,153                    15,988
       Deferred revenue                                          3,169                     2,392
                                                       ----------------       -------------------
       Total current liabilities                                31,473                    25,532
                                                       ----------------       -------------------

       Long-term debt and other liabilities                     16,010                     8,159
       Shareholders' equity                                     54,273                    51,414

                                                       ----------------       -------------------
Total liabilities and shareholders' equity                    $101,756                   $85,105
                                                       ================       ===================


Note: Certain prior year's amounts have been reclassified to conform with current year presentation